WiMi Hologram Cloud Inc.

Room#1508, 4th Building, Zhubang 2000 Business Center

No. 97, Balizhuang Xili
Chaoyang District, Beijing
The People’s Republic of China, 100020
Tel: +86-10-5338-4913

December 27, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	WiMi Hologram Cloud Inc.
Registration Statement on Form F-3 Filed August 26, 2024 File No. 333-281416

Ladies and Gentlemen:

Wimi Hologram Cloud Inc. hereby withdraws the request for acceleration of the above-referenced Registration Statement as requested via correspondence on December 26, 2024.

We are no longer requesting that such Registration Statement be declared effective at 9:00 a.m. Eastern Time December 27, 2024, and we hereby formally withdraw our request for acceleration of the effective date.

Yours truly,

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
Name:	Shuo Shi
Title:	Chief Executive Officer